# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alger Russell Innovation ETF, CIK 0001807486
CUSIP: 015564602
Title of class of securities: Beneficial Interest
Address of issuer's principal executive offices: 100 Pearl Street, 27th Floor, New York, New York (NY), 10004
Date of event which requires filing of this statement: 10/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001000264

## Reporting persons
- Alger Associates, Inc. 13-3017981: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 99,482; shared voting power 0; sole dispositive power 99,482; shared dispositive power 0; aggregate amount beneficially owned 99,482 (24.9% of the class)

## Item 1. Issuer
Name of issuer: Alger Russell Innovation ETF
Address of issuer's principal executive offices: 100 Pearl Street, 27th Floor, New York, NY 10004

## Item 2. Person Filing
Name of person filing: Alger Associates, Inc.
Address of principal business office or, if none, residence: 100 Pearl Street, 27th Floor, New York, NY 10004
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 99,482
Percent of class: 24.9%
Sole power to vote or to direct the vote: 99,482
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 99,482
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alger Associates, Inc. 13-3017981: By: /s/ Hal Liebes, Hal Liebes, Secretary (11/06/2026)